October 25, 2016

Deborah O’Neal-Johnson Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Alternative Strategies Fund (the “Registrant”) (File Nos. 033-168158, 811-22440)

Dear Ms. O’Neal-Johnson:

On August 31, 2016, the Registrant filed Post-Effective Amendment No. 11 to its registration statement on Form N-2 (the “Amendment”). In a telephone conversation on October 18, 2016, you provided comments to the Amendment to Andrew Davalla.. Please find below a summary of those comments and the Registrant's responses.

Comment 1. Please supplementally explain the methodology used to redesignate the Fund’s share classes and any grandfathering of shareholders regarding any new purchase restrictions or fees.

Response. The Fund’s original common shares were redesignated as Class A shares and Class C shares were created on December 30, 2014. The rights and fees/expenses charged to common share shareholders were not changed by the redesignation of common shares into Class A shares. Existing Class A and Class C shareholders will not be affected by the creation of Class I shares.

Comment 2. Please consider the Fund’s disclosure regarding derivatives in light of Barry Miller’s 2011 letter to the ICI regarding derivatives.

Response. The Registrant confirms that it has considered the Barry Miller 2001 letter to the ICI with respect to its derivatives disclosure.

Comment 3. Please supplementally provide the Fund’s fee table in your response.

Response. The fee table has been provided below:

SUMMARY OF FUND EXPENSES

	Class A	Class C	Class I
Shareholder Transaction Expenses
Maximum Sales Load Imposed on Purchases (as a percent of offering price)	6.00%	None	None
Early Withdrawal Charges on Shares Repurchased	None	1.00%	None

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Less Than 365 Days After Purchase (as a % of the original purchase price)
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees		0.75%		0.75%		0.75%
Other Expenses		1.37%		2.16%		1.12%
Shareholder Servicing Expenses	0.25%		0.25%		0.00%
Distribution Fee	0.00%		0.75%[3]		0.00%
Remaining Other Expenses	1.12%		1.16%		1.12%
Acquired Fund Fees and Expenses[1]		1.85%		1.85%		1.85%
Total Annual Expenses[2]		3.97%		4.76%		3.72%
Fee Waiver and Reimbursement		(0.37)%		(0.41)%		(0.37)%
Total Annual Expenses (after fee waiver and reimbursement)		3.60%		4.35%		3.35%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund.
(2)	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 1.75%, 2.50% and 1.50% per annum of the Fund's average daily net assets attributable to Class A, Class C and Class I shares, respectively (the Expense Limitation). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until October 31, 2017, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund's Board of Trustees on 60 days written notice to the Adviser. See "Management of the Fund."

(3) The Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not currently subject to a Distribution Fee. See "Plan of Distribution."

Comment 4. Please confirm that the expense example reflect the one-year term of the expense limitation agreement.

Response: The Registrant so confirms.

Comment 5. Please clarify that any return of capital pursuant to a quarterly distribution is not from the Fund’s investment profits.

Response. The following disclosure has been added:

October 25, 2016 Page 3

Return of capital represents a return of your original investment and is not generated from the Fund’s investment income profits.

Comment 6. Please confirm if the Fund intends to report a distribution yield to shareholders.

Response. The Fund does not currently regularly report its distribution yield to shareholders. Total return performance information is available on the Fund’s website at www.ltafx.com.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla